Exhibit 99.29

URANIUM ROYALTY CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED APRIL 30, 2020 AND 2019

Independent auditor’s report

To the Shareholders of Uranium Royalty Corp.

Our opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Uranium Royalty Corp. and its subsidiary (together, the Company) as at April 30, 2020 and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

What we have audited

The Company’s consolidated financial statements comprise:

●	the consolidated statement of financial position as at April 30, 2020;

●	the consolidated statement of loss and other comprehensive loss for the year then ended;

●	the consolidated statement of changes in equity for the year then ended;

●	the consolidated statement of cash flows for the year then ended; and

●	the notes to the consolidated financial statements, which include a summary of significant accounting policies.

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada. We have fulfilled our other ethical responsibilities in accordance with these requirements.

Comparative information

The consolidated financial statements of the Company for the year ended April 30, 2019 were audited by another auditor who expressed an unmodified opinion on those consolidated financial statements on August 27, 2019.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7

T: +1 604 806 7000, F: +1 604 806 7806

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Other information

Management is responsible for the other information. The other information comprises the Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is Leonard Wadsworth.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

August 17, 2020

Uranium Royalty Corp.
Consolidated Statements of Financial Position
(Expressed in Canadian dollars unless otherwise stated)

	Notes	As at April 30, 2020	As at April 30, 2019
	($)	($)	($)

Assets
Current Assets
Cash and cash equivalents	4	11,837,162	2,230,690
Restricted cash	4	752,250	-
Short-term investments	5	30,456,461	28,508,793
Prepaids and other receivables	15	351,396	163,871
		43,397,269	30,903,354

Non-current Assets
Deposit for conditional purchase of royalties	7	-	669,400
Royalties and royalty options	7	27,256,357	13,038,270
		27,256,357	13,707,670

		70,653,626	44,611,024

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	15	399,558	543,545
Other payable	8	-	669,400
Loan payable	9	-	13,742,443
		399,558	14,955,388

Non-current Liability
Government loan payable	10	40,000	-
		439,558	14,955,388

Equity
Issued Capital	11	66,845,949	30,052,484
Warrant Reserves	11	7,076,311	2,024,255
Accumulated deficit		(6,842,984)	(4,141,626)
Accumulated other comprehensive income		3,134,792	1,720,523
		70,214,068	29,655,636
		70,653,626	44,611,024

Commitments (Note 17)

Subsequent events (Note 18)

Approved by the Board of Directors:

/s/ “Amir Adnani”
Amir Adnani Director

/s/ “Lady Barbara Judge CBE”
Lady Barbara Judge CBE Director

The accompanying notes are an integral part of these consolidated financial statements

1

Uranium Royalty Corp.
Consolidated Statements of Loss and Other Comprehensive Loss
(Expressed in Canadian dollars unless otherwise stated)

		For the year ended April 30,
	Notes	2020($)	2019($)
Expenses
Consulting fees		284,876	148,502
General and administrative		535,395	180,965
Management and directors' fees	15	526,691	313,355
Professional fees		815,303	563,623
Project expenditures		108,137	134,452
Operating loss		(2,270,402)	(1,340,897)

Other items
Interest expense	8,9	(1,201,801)	(3,679,264)
Interest income		158,085	-
Net gain on loan payable	9	272,939	-
Unrealized gain on short-term investments	5	-	1,122,995
Net foreign exchange gain (loss)		211,694	(172,759)
Loss before taxes		(2,829,485)	(4,069,925)
Deferred income tax recovery		128,127	250,358
Net Loss for the year		(2,701,358)	(3,819,567)

Other comprehensive income
Items that will not subsequently be re-classified to net income:
Unrealized gain on revaluation of short-term investments	5	949,085	1,854,507
Deferred tax expense on short-term investments	5	(128,127)	(250,358)
Item that may subsequently be re-classified to net income:
Foreign currency translation differences		593,311	116,374
Total other comprehensive income for the year		1,414,269	1,720,523

Total comprehensive loss for the year		(1,287,089)	(2,099,044)

Net loss per share, basic and diluted		(0.05)	(0.13)

Weighted average number of shares, outstanding, basic and diluted		54,319,292	30,275,665

The accompanying notes are an integral part of these consolidated financial statements

2

Uranium Royalty Corp.
Consolidated Statements of Changes in Equity
(Expressed in Canadian dollars unless otherwise stated)

	Notes	Number of Common Shares	Issued Capital	Warrant Reserves	Accumulated Deficit	Accumulated Other Comprehensive Income	Total
			($)	($)	($)	($)	($)
Balance at April 30, 2018		13,820,001	2,400,088	-	(322,059)	-	2,078,029
Private placement containing:
Cash	11	15,024,938	15,024,938	-	-	-	15,024,938
Share issuance costs	11	-	(122,542)	-	-	-	(122,542)
Private placement of special warrants for cash	11	-	-	2,024,255	-	-	2,024,255
Cancellation of common share issued upon incorporation	11	(1)	-	-	-	-	-
Common shares issued to acquire royalties and royalty options	7	12,750,000	12,750,000	-	-	-	12,750,000
Net loss for the year		-	-	-	(3,819,567)	-	(3,819,567)
Total other comprehensive income		-	-	-	-	1,720,523	1,720,523
Balance at April 30, 2019		41,594,938	30,052,484	2,024,255	(4,141,626)	1,720,523	29,655,636
Private placement of special warrants for cash	11	-	-	3,350,001	-	-	3,350,001
Special warrants issued to acquire royalties	7	-	-	2,031,251	-	-	2,031,251
Common shares issued upon exercise of special warrants	11	3,203,670	4,805,506	(4,805,506)	-	-	-
Initial public offering:
Common shares and common share purchase warrants issued for cash	11	20,000,000	24,755,245	5,244,755	-	-	30,000,000
Common shares and common share purchase warrants issued on automatic exercise of qualifying special warrants	11	1,733,334	2,145,455	(2,145,455)	-	-	-
Common share purchase warrants issued on exercise of over-allotment option	11	-	-	215,250	-	-	215,250
Agents' fees and issuance costs	11	-	(1,321,690)	(292,935)	-	-	(1,614,625)
Common shares and common share purchase warrants issued to settle other payable	11	500,000	463,611	195,089	-	-	658,700
Common shares and common share purchase warrants issued to acquire royalties	7	4,803,296	5,945,338	1,259,606	-	-	7,204,944
Net loss for the year		-	-	-	(2,701,358)	-	(2,701,358)
Total other comprehensive income		-	-	-	-	1,414,269	1,414,269
Balance at April 30, 2020		71,835,238	66,845,949	7,076,311	(6,842,984)	3,134,792	70,214,068

The accompanying notes are an integral part of these consolidated financial statements

3

Uranium Royalty Corp.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars unless otherwise stated)

	For the year ended April 30,
	2020	2019
	($)	($)
Operating activities
Net loss before tax for the year	(2,829,485)	(4,069,925)
Items not involving cash
Interest expense	1,201,801	3,679,264
Interest income	(158,085)	-
Net gain on loan payable	(272,939)	-
Unrealized gain on short-term investments	-	(1,122,995)
Net foreign exchange gain	(40,950)	(234,395)
Net changes in non-cash working capital items:
Prepaids and other receivables	(235,030)	(160,624)
Accounts payable and accrued liabilities	(143,597)	439,980
Cash used in operating activities	(2,478,285)	(1,468,695)

Investing activities
Investment in royalties and royalty options	(3,684,362)	(48,893)
Deposit on conditional purchase of royalties	-	(667,500)
Acquisition of promissory note	(2,662,200)	-
Proceeds from repayment of promissory note	2,608,400	-
Interest received	150,821	-
Investment in short-term investments	(998,583)	(25,531,291)
Restricted cash deposit	(752,250)	-
Cash used in investing activities	(5,338,174)	(26,247,684)

Financing activities
Net proceeds from other payable	-	22,243,520
Net proceeds from loan payable	-	14,542,495
Net proceeds from government loan payable	40,000	-
Transaction costs on modification of loan payable	(194,887)	-
Repayment of other payable	-	(23,134,481)
Repayment of loan payable	(13,698,188)	(936,919)
Proceeds from private placement, net of issuance costs	3,350,001	16,926,651
Proceeds from initial public offering, net of agent's fees and issuance costs	28,600,625	-
Interest paid	(674,620)	(1,747,641)
Cash generated from financing activities	17,422,931	27,893,625

Net increase in cash and cash equivalents	9,606,472	177,246
Cash and cash equivalents
Beginning of year	2,230,690	2,053,444
End of year	11,837,162	2,230,690

The accompanying notes are an integral part of these consolidated financial statements

4

Uranium Royalty Corp.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars unless otherwise stated)

1. Corporate Information

Uranium Royalty Corp. (“URC” or “the Company”) is a company incorporated in Canada on April 21, 2017 and domiciled in Canada. URC is principally engaged in acquiring and assembling a portfolio of royalties and investing in companies with direct exposure to uranium. The registered office of the Company is located at 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, Canada. The principal address of the Company is located at 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 2Y3, Canada.

On December 6, 2019 (the “Closing Date”), the Company completed its initial public offering (the “IPO”). The Company’s common shares and its common share purchase warrants, each of which is exercisable into one common share at an exercise price of $2.00 per share until December 6, 2024 (the “Listed Warrants”), are listed on the TSX Venture Exchange (the “TSX-V”) under the symbols “URC” and “URC.WT”, respectively (Note 11.1).

2. Basis of Preparation

2.1 Statement of compliance

The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements were authorized for issue by the Company’s board of directors on August 17, 2020.

2.2 Basis of presentation

The Company’s consolidated financial statements have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. The Company’s consolidated financial statements are presented in Canadian dollars (“$” or “dollars”), which is the Company’s reporting currency and functional currency. All values are rounded to the nearest dollar except where otherwise indicated.

2.3 Basis of consolidation

The consolidated financial statements include the financial statements of Uranium Royalty Corp. and Uranium Royalty (USA) Corp., a wholly owned subsidiary of the Company. Subsidiaries are consolidated from the date the Company obtains control, and continue to be consolidated until the date that control ceases. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

All inter-company transactions, balances, income and expenses are eliminated through the consolidation process.

The accounts of Uranium Royalty (USA) Corp. are prepared for the same reporting period as the parent company, using consistent accounting policies. The functional currency of Uranium Royalty (USA) Corp. is the United States dollar. Foreign operations are translated into Canadian dollars using the period end exchange rate as to assets and liabilities and the average exchange rate as to income and expenses. All resulting exchange differences are recognized in other comprehensive income.

3. Significant Accounting Policies

Foreign currencies

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities are translated using the period end exchange rates. Foreign currency gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of comprehensive loss.

5

Uranium Royalty Corp.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars unless otherwise stated)

3. Significant Accounting Policies (continued)

Royalties and royalty options

All direct costs related to the acquisition of royalties and royalty options are capitalized on a property-by-property basis. The Company assesses the carrying costs for impairment when indicators of impairment exist. Project evaluation costs that are not related to a specific agreement are expensed in the period incurred.

Income taxes

Income tax expense represents the sum of tax currently payable and deferred tax. Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the end of each reporting period. Deferred income tax is provided using the liability method on temporary differences, at the end of each reporting period, between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

●	where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
●	in respect of taxable temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized except:

●	where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
●	in respect of deductible temporary differences associated with investments in subsidiaries, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the end of each reporting period. Deferred income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statements of comprehensive loss.

Deferred income tax assets and deferred income tax liabilities are offset if, and only if, a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend to either settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

6

Uranium Royalty Corp.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars unless otherwise stated)

3. Significant Accounting Policies (continued)

Financial Instruments

Financial instruments are recognized in the consolidated statements of financial position on the trade date, being the date in which the Company becomes a party to the contractual provisions of the financial instrument. The Company’s financial instruments consist of cash and cash equivalents, restricted cash, short-term investments, accounts payable and accrued liabilities, other payable, loan payable and government loan payable. All financial instruments are initially recorded at fair value and designated as follows:

Cash and cash equivalents and restricted cash are classified as financial assets at amortized cost. Accounts payable and accrued liabilities, other payable, loan payable and government loan payable are classified as financial liabilities at amortized cost. Both financial assets at amortized cost and financial liabilities at amortized cost are subsequently measured using the effective interest method.

Investments in ordinary shares are held for strategic purposes and not for trading. The Company classified these investments as fair value through other comprehensive income (“FVTOCI”). Such investments are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized as a component of other comprehensive income. Cumulative gains and losses are not subsequently reclassified to profit or loss. Transaction costs on initial recognition of financial instruments classified as FVTOCI and other financial liabilities are recognized at the fair value amount and capitalized or offset against the related financial liabilities when appropriate.

Financial assets are derecognized when the contractual rights to the cash flows from the asset expire. Financial liabilities are derecognized only when the Company’s obligations are discharged, cancelled or otherwise expire. On derecognition, the difference between the carrying amount (measured at the date or derecognition) and the consideration received (including any new asset obtained less any new liability obtained) is recognized in profit or loss.

Impairment of non-financial assets

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists or when annual impairment testing for an asset is required, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the assets belong.

Recoverable amount is the higher of an asset’s (or cash-generating unit’s) fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statements of comprehensive loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount, net of depreciation, that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.

7

Uranium Royalty Corp.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars unless otherwise stated)

3. Significant Accounting Policies (continued)

Leases

Effective May 1, 2019, the Company adopted IFRS 16 Leases (“IFRS 16”). The IASB issued IFRS 16 which replaces IAS 17 Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model, with limited exceptions for short-term leases or leases of low-value assets. The Company has elected not to recognize right of use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with short-term leases are recognized as expenses on a straight-line basis over the lease term. The adoption of IFRS 16 had no impact on the Company’s consolidated financial statements as all leases are considered to be short-term leases. There were no leases outstanding on the date of transition.

Cash and cash equivalents

Cash and cash equivalents comprise of cash on deposit with banks and highly liquid short-term interest-bearing investments with a term to maturity at the date of purchase of 90 days or less which are subject to an insignificant risk of change in value.

Restricted cash

Restricted cash includes cash and cash equivalents that have been pledged for credit facilities which are not available for immediate disbursement.

Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Net loss per share

Basic net loss per share includes no potential dilution and is computed by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period.

The basic and diluted net loss per share are the same as there are no instruments that have a dilutive effect on earnings.

Significant accounting judgments and estimates

The preparation of these consolidated financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, income and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

8

Uranium Royalty Corp.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars unless otherwise stated)

3. Significant Accounting Policies (continued)

Significant accounting judgments and estimates (continued)

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment is included in the following notes:

●	impairment testing: key assumptions underlying the recoverable amounts; and
●	recognition of deferred tax assets: availability of future taxable profit against which carry forward tax losses can be used.

4. Cash and Cash Equivalents and Restricted Cash

	As at April 30, 2020	As at April 30, 2019
	($)	($)

Cash at bank	245,412	2,230,690
Guaranteed Investment Certificates	11,591,750	-
Cash and cash equivalents	11,837,162	2,230,690

Restricted cash of $752,250 includes $55,000 (2019: $Nil) held by the bank as security for a corporate credit card and $697,250 (US$500,000) (2019: $Nil) held by the bank as security for a foreign exchange facility. The Company has not utilized the foreign exchange facility as at April 30, 2020 and 2019.

5. Short-term Investments

	As at April 30, 2020	As at April 30, 2019
	($)	($)

Investment in ordinary shares of Yellow Cake PLC
Fair value, at the beginning of the year	28,508,793	-
Additions	998,583	25,531,291
Fair value adjustment at initial recognition	-	1,122,995
Fair value adjustment due to foreign exchange rate change	193,272	123,487
Fair value adjustment due to share price change	755,813	1,731,020
Fair value, at the end of the year	30,456,461	28,508,793

On June 7, 2018, as amended on June 28, 2018, the Company made a strategic investment in Yellow Cake PLC (“Yellow Cake”), of which Yellow Cake granted the Company an option to acquire at market between US$2.5 million and US$10 million of triuranium octoxide (“U308”) per year between January 1, 2019 and January 1, 2028, up to a maximum aggregate amount of US$31.25 million worth of U308. Yellow Cake has also agreed to inform the Company of any opportunities for royalties, streams or similar interests identified by Yellow Cake with respect to uranium and the Company has an irrevocable option to elect to acquire up to 50% of any such opportunity alongside Yellow Cake, in which case the parties shall work together in good faith to pursue any such opportunities jointly. Further, the Company has agreed to inform Yellow Cake of potential opportunities that it identifies in relation to the purchase and taking delivery of physical U308 by the Company. Furthermore, the Company and Yellow Cake have agreed to, so far as it is commercially reasonable to do so, cooperate to identify potential opportunities to work together on other uranium related joint participation endeavors.

9

Uranium Royalty Corp.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars unless otherwise stated)

5. Short-term Investments (continued)

In addition, the Company subscribed for 7,600,000 ordinary shares of Yellow Cake for $26.4 million (US$20 million). The Company received a commitment fee of approximately $1 million (US$0.75 million). The investment amount, net of the commitment fee, recognized by the Company was $25.4 million (US$19.25 million). The subscription of Yellow Cake’s ordinary shares was conditional upon, among other things, the admission of Yellow Cake’s ordinary shares to trading on Alternative Investment Market (“AIM”) of the London Stock Exchange (“Admission”). The offering price of Yellow Cake’s ordinary shares was $3.47 (GBP 2) per share (the “Offering Price”). On July 5, 2018, Yellow Cake’s ordinary shares started trading on AIM.

On initial recognition, the Company recognized an unrealized gain in the profit and loss of approximately $1 million, being the difference between the fair value of Yellow Cake’s ordinary shares based on the Offering Price of approximately $26.4 million, and the Company’s net investment amount of $25.4 million. The Company capitalized transaction costs of $0.1 million on initial recognition of the short-term investments.

During the year ended April 30, 2020, the Company recognized a change in fair value of Yellow Cake’s ordinary shares in an aggregate amount of $949,085 (2019: $1,854,507) and deferred income tax expense of $128,127 (2019: $250,358) in other comprehensive income, respectively.

Subsequent to April 30, 2020, the Company purchased additional Yellow Cake’s ordinary shares with a fair value of approximately $168,000 (Note 18).

6. Promissory Note

On August 30, 2019, upon completion of an asset purchase agreement with Westwater Resources Inc. (“Westwater”), the Company acquired a convertible promissory note (the “Laramide Promissory Note”) issued by Laramide Resources Ltd. (“Laramide”) to Westwater (Note 7). The Laramide Promissory Note had a principal amount outstanding at acquisition of $2.7 million (US$2.0 million) due on January 5, 2020. Interest was payable on a quarterly basis at a rate of 5% per annum. The fair value of the Laramide Promissory Note at acquisition was determined using the present value of future cash flows discounted at a rate of 9.0%.

On January 16, 2020, Laramide repaid the Laramide Promissory Note in full by making a final payment of $2.7 million (US$2.0 million).

The following outlines the movement of the Laramide Promissory Note during the years ended April 30, 2020 and 2019:

	US$	$

Balance, as at April 30, 2019	-	-
Additions	2,000,000	2,662,200
Interest income	58,120	76,882
Interest received	(58,120)	(76,194)
Principal repaid	(2,000,000)	(2,608,400)
Foreign currency translation	-	(54,488)
Balance, as at April 30, 2020	-	-

10

Uranium Royalty Corp.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars unless otherwise stated)

7. Royalties and Royalty Options

	Royalties	Royalty Options	Total
	($)	($)	($)
Balance, as at April 30, 2018	-	125,000	125,000
Additions	12,038,755	760,138	12,798,893
Foreign currency translation	114,377	-	114,377
Balance, as at April 30, 2019	12,153,132	885,138	13,038,270
Additions	14,404,174	(760,138)	13,644,036
Foreign currency translation	574,051	-	574,051
Balance, as at April 30, 2020	27,131,357	125,000	27,256,357

	April 30,	April 30,
	2020	2019
	($)	($)
Diabase project	125,000	125,000
Langer Heinrich project	2,822,267	760,138
Anderson project	7,975,016	7,656,473
Slick Rock project	3,164,689	3,038,283
Workman Creek project	1,519,051	1,458,376
Church Rock project	814,926	-
Dewey-Burdock project	82,128	-
Lance project	82,037	-
Roca Honda project	172,116	-
Reno Creek project	313,763	-
Roughrider project	5,923,135	-
Michelin project	4,262,229	-
Total	27,256,357	13,038,270

The Company’s royalties and royalty options are detailed below:

Diabase Project

On January 31, 2018, the Company entered into an agreement (the “Diabase Agreement”) with Uranium Energy Corp. (“UEC”), Nuinsco Resources Limited (“Nuinsco”) and Mrs. Isabelle Clark (“Mrs. Clark”), in which UEC acquired 100% of the Diabase property located in Saskatchewan, Canada from Nuinsco. UEC is a shareholder of the Company and has the ability to exercise significant influence over the Company.

Pursuant to the Diabase Agreement, the Company was granted an exclusive right to acquire 100% of the royalty held by Mrs. Clark in respect of the Diabase property (the “Diabase Option”). The Diabase Option, being an option to purchase a 3% gross revenues royalty on a portion of the Diabase property, may be exercised by the Company in its sole and absolute discretion by paying to Mrs. Clark:

(i)	$125,000 at closing of the transaction (paid on February 7, 2018); and
(ii)	$1,750,000 on or before the date that is four years after the closing of the transaction.

11

Uranium Royalty Corp.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars unless otherwise stated)

7. Royalties and Royalty Options (continued)

Anderson, Slick Rock and Workman Creek Projects

On August 20, 2018, the Company entered into a royalty purchase agreement with UEC in connection with the purchase of a one percent (1%) net smelter return royalty for uranium on UEC’s Anderson project, Slick Rock project, and Workman Creek project. Pursuant to the royalty purchase agreement, the wholly owned subsidiary of the Company purchased the royalties by issuing 12,000,000 common shares of the Company (the “Consideration Shares”) to UEC. The aggregate purchase price and transaction cost for the purchase of the royalties were fair valued at $12,038,754, of which $7,584,415, $3,009,689, and $1,444,650 was allocated to the Anderson project royalty, Slick Rock project royalty, and Workman Creek project royalty, respectively, on acquisition. The transaction was closed on December 4, 2018.

The Consideration Shares are subject to escrow provisions pursuant to the escrow agreements (Note 11.4) and contractual hold periods as set out in the royalty purchase agreement. The contractual hold periods will expire as follows:

a) one-third (1/3) or 4,000,000 common shares on June 11, 2020,

b) one-third (1/3) or 4,000,000 common shares on December 11, 2020, and

c) one third (1/3) or 4,000,000 common shares on June 11, 2021.

Langer Heinrich Project

On November 23, 2018, the Company entered into an agreement (the “Langer Heinrich Agreement”) with Mega Uranium Ltd., a shareholder of the Company, and Mega Royalty Holdings Pty Ltd Acn 166 287 261 (collectively referred to as “Mega”), in which Mega granted an option (the “Langer Heinrich Option”) to the Company to purchase a production royalty of Australian $0.12 per kilogram of yellow cake produced from the Langer Heinrich uranium project in Namibia. The Company issued 750,000 common shares (the “Option Shares”) to Mega in payment of the Langer Heinrich Option. The aggregate purchase price and transaction cost for the Langer Heinrich Option was fair valued at $760,138. The Langer Heinrich Option is exercisable for a period of three years at the Company’s sole discretion. Upon exercising of the Langer Heinrich Option, the Company would be required to make a final payment to Mega of $1,625,000, which may be satisfied by cash or a combination of cash and common shares of the Company at the Company’s election, provided that the Company’s common shares are listed and trading on a Canadian stock exchange at the time of exercise.

The Option Shares are subject to escrow provisions pursuant to the escrow agreements (Note 11.4) and contractual hold periods as set out in the Langer Heinrich Agreement. The contractual hold periods will expire as follows:

a) one-third (1/3) or 250,000 common shares on June 11, 2020,

b) one-third (1/3) or 250,000 common shares on December 11, 2020, and

c) one-third (1/3) or 250,000 common shares on June 11, 2021.

On June 26, 2019, the Company entered into an amendment to the Langer Heinrich Agreement with Mega whereby the parties agreed to permit the Company to satisfy the final payment of $1,625,000 by issuing special warrants (the “Option SW”) of the Company if the Company’s common shares are not listed and trading on a Canadian stock exchange at the time of exercise of the Langer Heinrich Option. Each Option SW was priced at $1.20 and entitled the holder to acquire, for no additional consideration, one common share of the Company.

The Company exercised the Langer Heinrich Option and issued 1,354,167 Option SW to Mega, which was fair valued at $2,031,251, on June 26, 2019. On October 28, 2019, the Company issued 1,354,167 common shares as a result of the exercise of the Option SW. (Note 11.3).

12

Uranium Royalty Corp.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars unless otherwise stated)

7. Royalties and Royalty Options (continued)

Church Rock, Dewey-Burdock, Lance and Roca Honda Projects

On August 30, 2019, the Company acquired a 4% net smelter return royalty on the Church Rock property, a 30% net proceeds royalty on a portion of the Dewey-Burdock property, a 4% gross revenues royalty on a portion of the Lance property, a 4% gross revenues royalty on a portion of the Roca Honda property and the Laramide Promissory Note (Note 6) from Westwater. The total consideration paid by the Company was $3.7 million (US$2.75 million), of which $0.7 million (US$0.5 million) was paid by the Company to Westwater upon entering into the agreement as a deposit for the conditional purchase of the royalties.

The aggregate purchase price and transaction cost for the purchase of the royalties and the Laramide Promissory Note was fair valued at $3,761,068, of which $1,098,868 (US$0.8 million) and $2,662,200 (US$2.0 million) represented the allocated fair value of the royalties and the Laramide Promissory Note, respectively. On initial recognition, $777,876, $78,394, $78,307 and $164,291 was allocated to the Church Rock project, Dewey-Burdock project, Lance project and Roca Honda project, respectively.

Reno Creek Project

On December 10, 2019, the Company acquired a 0.5% net profit interest royalty on a portion of the Reno Creek property for a total consideration of $0.3 million (US$0.2 million) from Pacific Road Resources Reno Creek Cayco 1 Ltd., Pacific Road Resources Reno Creek Cayco 2 Ltd, Pacific Road Resources Reno Creek Cayco 3 Ltd, Pacific Road Resources Reno Creek Cayco 4 Ltd and Reno Creek Unit Trust. The Reno Creek property is wholly owned by UEC.

Roughrider Project

On December 10, 2019, the Company acquired a 1.97% net smelter return royalty for a total consideration of $5.9 million, of which 50% was paid in cash and 50% was satisfied by the issuance of units of the Company (the “Units”), with each unit comprised of one common share and one Listed Warrant of the Company, at a price per Unit equal to the price offered in the IPO. The Company made a cash payment of $2,955,150 and issued 1,969,964 Units at a price of $1.50 per Unit for $2,954,946. On a relative fair value basis (Note 11.1), the fair value of the Units allocated to the common shares and the Listed Warrants was $2,438,347 and $516,599, respectively. The Units are subject to contractual hold periods and 25% of each of the common shares and the Listed Warrants will be released on June 11, 2020, December 11, 2020, June 11, 2021 and December 11, 2021.

Michelin Project

On December 10, 2019, the Company acquired a 2% gross revenues royalty on the Michelin property for a total consideration of $4.3 million from Altius Minerals Corporation and Altius Royalty Corp. (collectively referred to as “Altius”). The purchase consideration was satisfied by the issuance of Units of the Company at a price per Unit equal to the to the price offered in the IPO. The Company issued 2,833,332 Units at a price of $1.50 per Unit for $4,249,998. On a relative fair value basis (Note 11.1), the fair value of the Units allocated to the common shares and the Listed Warrants was $3,506,991 and $743,007, respectively. The Units issued to Altius are subject to contractual hold periods and 25% of each of the common shares and the Listed Warrants will be released on June 11, 2020, December 11, 2020, June 11, 2021 and December 11, 2021.

13

Uranium Royalty Corp.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars unless otherwise stated)

8. Other Payable

On July 3, 2018, the Company entered into a credit agreement (the “Credit Agreement”) with a group of lenders (the “Lenders”). The Lenders agreed to provide a non-revolving secured credit facility in a total amount of $23.1 million (US$17.5 million) (the “Credit Facility”) to the Company. The Credit Facility bore interest at a rate equal to 10% plus the greater of 3-month USD LIBOR and 1.5% per annum. Further, the Company made an incentive payment of US$500,000 (the “Incentive Payment”) within one business day following the date of completion of an IPO. The Incentive Payment was satisfied by the issuance of one common share and one common share purchase warrant (the “Incentive Units”), with each warrant entitling the holder to acquire one common share of the Company at an exercise price of 115% of the price offered in the IPO. The number of Incentive Units issued to Lenders was calculated based upon (i) value per common share equal to the price offered in the IPO less a discount of 10% (the “Discount”) and (ii) value per warrant determined using the Black-Scholes Model with a volatility of 30%, the 5-year U.S. Treasury risk-free interest rate, a duration of 1,825 days, and rounded up or down to the nearest 100,000 Incentive Units. The Credit Facility was secured by a security interest over all of the Company’s property including the pledge of Yellow Cake’s ordinary shares.

On December 31, 2018, the Company repaid the Credit Facility in full, except that the Company had continuing obligations to make the Incentive Payment. The Incentive Payment was subject to the same terms and conditions in the Credit Agreement, except for the amendment of the Discount to 15%. All security interests held by the Lenders were released and discharged on December 31, 2018.

On December 6, 2019, the Company fully paid the Incentive Payment by issuing 500,000 common shares and 500,000 unlisted common share purchase warrants of the Company. Each warrant entitles the holder to purchase one common share of the Company at an exercise price of $1.40 per share for a period of 5 years. The common shares and common share purchase warrants issued to the Lenders are subject to a hold period until April 7, 2020.

The Incentive Payment of $658,700 was allocated to the common shares and common share purchase warrants on a relative fair value basis of $463,611 and $195,089, respectively. Inputs used to calculate the relative fair value of the common shares and common share purchase warrants are as follows:

●	Quoted closing price of the Company’s common share on its first day of trading on the TSX-V.
●	Fair value of common share purchase warrants was calculated using the Black-Scholes option pricing model with a risk-free interest rate of 1.50%, an expected life of 5 years, an expected dividend yield of 0% and an expected volatility of 51%. As there is no trading history for the Company’s common shares prior to December 6, 2019, the expected volatility is based on the historical share price volatility of a group of comparable companies in the sector the Company operates over a period similar to the expected life of the warrants.

The following outlines the movement of the Credit Facility during the years ended April 30, 2020 and 2019:

	US$	$
Balance, as at April 30, 2018	-	-
Initial draw-down	17,525,773	23,125,257
Less: transaction costs and up-front fees	(668,441)	(881,737)
Interest expense	2,270,161	3,005,919
Interest paid	(1,101,720)	(1,455,208)
Principal paid	(17,525,773)	(23,134,481)
Foreign exchange loss	-	9,650
Balance, as at April 30, 2019	500,000	669,400
Incentive Payment	(500,000)	(658,700)
Foreign exchange gain	-	(10,700)
Balance, as at April 30, 2020	-	-

14

Uranium Royalty Corp.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars unless otherwise stated)

9. Loan Payable

On December 31, 2018, as amended on January 10, 2019, the Company entered into a Margin Loan Agreement (the “Loan Agreement”) with a bank for a margin loan of $15 million (US$11,002,000) (the “Margin Loan”). The proceeds of the Margin Loan were used by the Company to repay the Credit Facility and the excess amount of the Margin Loan, after costs and expenses, had been remitted to the Company for general corporate purposes. The Margin Loan was subject to an interest of 3-month USD LIBOR plus 5% per annum and customary margin requirements, with margin calls being triggered in the event that the loan-to-value ratio is at or above 57.5%. The Company granted to the bank a first priority security interest in the Yellow Cake ordinary shares.

On April 25, 2019, the Company entered into a Second Amendment to the Margin Loan Agreement and made a partial repayment of the Margin Loan and an amendment fee in the amount of $0.9 million (US$0.7 million) and $0.1 million (US$0.1 million), respectively.

On June 28, 2019, the Company entered into a Third Amendment to the Margin Loan Agreement and made a partial repayment of the Margin Loan and an amendment fee in the amount of $0.8 million (US$0.6 million) and $0.2 million (US$0.1 million), respectively.

On October 9, 2019, November 5, 2019 and November 15, 2019, the Company made partial repayments of the Margin Loan in an aggregate amount of $0.5 million (US$0.4 million). On December 6, 2019, the Company repaid the Margin Loan in full by making a final payment of $12.8 million (US$9.7 million).

During the year ended April 30, 2020, the Company recorded a net gain on loan payable of $272,939 which comprised of a gain on modification of loan payable in the amount of $346,676 (2019: $Nil) as a result of executing the Third Amendment to the Margin Loan Agreement, offset by a loss on extinguishment of loan payable in the amount of $73,737 (2019: $Nil).

The following outlines the movement of the Margin Loan during the years ended April 30, 2020 and 2019:

	US$	$

Balance, as at April 30, 2018	-	-
Initial draw-down	11,002,000	14,981,423
Less: transaction costs and fees	(324,070)	(438,928)
Interest expense	505,692	673,345
Interest paid	(219,055)	(292,433)
Principal repaid	(699,820)	(936,919)
Foreign exchange gain	-	(244,045)
Balance, as at April 30, 2019	10,264,747	13,742,443
Less: transaction costs and fees	(148,825)	(194,887)
Interest expense	906,746	1,201,801
Interest paid	(511,379)	(674,620)
Principal repaid	(10,302,180)	(13,698,188)
Gain on modification of loan payable	(264,739)	(346,676)
Loss on extinguishment of loan payable	55,630	73,737
Foreign exchange gain	-	(103,610)
Balance, as at April 30, 2020	-	-

15

Uranium Royalty Corp.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars unless otherwise stated)

10. Government Loan Payable

On April 23, 2020, the Company received a loan of $40,000 through the Canadian Emergency Business Account Program (“CEBA Loan”), which provides financial relief for Canadian businesses during the COVID-19 pandemic. The CEBA Loan has a maturity date on December 31, 2022 and may be extended to December 31, 2025. The CEBA Loan is unsecured, non-revolving and non-interest bearing prior to December 31, 2022. The CEBA Loan is subject to an interest rate of 5% per annum during any extended term, and is repayable at any time without penalty. If at least 75% of the CEBA Loan is repaid prior to December 31, 2022, the remaining balance of the CEBA Loan will be forgiven.

11. Issued Capital

11.1 Initial Public Offering

On November 22, 2019, the Company entered into an agency agreement with a group of agents (collectively the “Agents”) in respect of a proposed IPO of a maximum of 20,000,000 Units of the Company at a price of $1.50 per Unit for gross proceeds of up to $30,000,000. The Company agreed to pay the Agents a cash agent fee equal to 6% of the gross proceeds received by the Company under the IPO, excluding proceeds from the purchasers designated by the Company, for which the Company agreed to pay a cash fee equal to 2% of such proceeds. The Company granted the Agents the over-allotment option (the “Over-Allotment Option”) to purchase up to an additional 5% of the common shares and/or up to 5% of the common share purchase warrants issued pursuant to the IPO to cover over-allotments, if any. The Company also agreed to reimburse the Agents for certain fees and disbursements.

On the Closing Date, the Company completed the IPO by issuing 20,000,000 Units of the Company at a price of $1.50 per Unit for gross proceeds of $30,000,000. Each Listed Warrant entitles the holder thereof to purchase one common share of the Company at an exercise price of $2.00 per share until December 6, 2024. On December 17, 2019 and December 23, 2019, the Agents exercised the Over-Allotment Option to purchase an aggregate of 861,000 Listed Warrants at a price of $0.25 per warrant for gross proceeds of $215,250. In connection with the IPO, the Company incurred issuance costs of $1,614,625, of which $1,459,604 represented cash fees paid to the Agents.

The net proceeds from the issuance of the Units were allocated to the Company’s common shares and the Listed Warrants on a relative fair value basis. Inputs used to calculate the relative fair value of the common shares and the Listed Warrants are based on the quoted closing prices of the Company’s common shares and the Listed Warrants on their first day of trading on the TSX-V. The allocation of the fair value of the Company’s common shares and the Listed Warrants is as follows:

Amount ($)
Fair value of common shares issued on the Closing Date	24,755,245
Fair value of Listed Warrants issued on the Closing Date	5,244,755
Fair value of Listed Warrants issued on exercise of Over-Allotment Option	215,250
Total gross proceeds from the IPO	30,215,250

Gross proceeds	30,215,250
Share issuance costs	(1,321,690)
Listed Warrant issuance costs	(292,935)
Net proceeds received	28,600,625

Fair value allocation to:
Common shares	23,433,555
Listed Warrants	5,167,070
28,600,625

16

Uranium Royalty Corp.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars unless otherwise stated)

11. Issued Capital (continued)

11.2 Common Shares

The authorized share capital of the Company is comprised of an unlimited number of common shares and unlimited number of preferred shares issuable in series without par value. The following outlines the movements of the Company’s issued capital:

	Issued Capital
	Number of	Amount
	Common Shares	($)
Balance, as at April 30, 2018	13,820,001	2,400,088
Common shares issued at $1.00 per share	15,024,938	15,024,938
Share issuance costs	-	(122,542)
Cancellation of common shares issued upon incorporation	(1)	-
Common shares issued to acquire royalties and royalty options	12,750,000	12,750,000
Balance, as at April 30, 2019	41,594,938	30,052,484
Common shares issued upon exercise of special warrants (Note 11.3)	3,203,670	4,805,506
Initial public offering:
Common shares issued for cash (Note 11.1)	20,000,000	24,755,245
Common shares issued on automatic exercise of qualifying special warrants (Note 11.3)	1,733,334	2,145,455
Agents’ fees and issuance costs (Note 11.1)	-	(1,321,690)
Common shares issued to settle other payable (Note 8)	500,000	463,611
Common shares issued to acquire royalties (Note 7)	4,803,296	5,945,338
Balance, as at April 30, 2020	71,835,238	66,845,949

Common shares subject to certain hold periods are set out as follows:

Number of Common Shares
Common shares issued at $0.10 per share	9,000,000
Common shares issued at $0.25 per share	3,500,000
Common shares issued at $0.50 per share	1,320,000
Common shares issued at $1.00 per share	15,024,938
Common shares issued to settle other payable (Note 8)	500,000
Common shares issued to acquire royalties and royalty options (Note 7)	17,553,296

The common shares issued pursuant to the subscription agreements at $0.10 per share are subject to contractual hold periods, which will expire as follows:

a) one-third (1/3) on December 11, 2021,

b) one-third (1/3) on June 11, 2022, and

c) one-third (1/3) on December 11, 2022.

The common shares issued pursuant to the subscription agreements at $0.25 per share are subject to contractual hold periods, which will expire as follows:

a) one-third (1/3) on June 11, 2020,

b) one-third (1/3) on December 11, 2020, and

c) one-third (1/3) on June 11, 2021.

17

Uranium Royalty Corp.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars unless otherwise stated)

11. Issued Capital (continued)

11.2 Common Shares (continued)

The common shares issued pursuant to the subscription agreements at $0.50 per share and at $1.00 per share are subject to contractual hold period which expired on June 11, 2020.

Common shares subject to escrow provisions (Note 11.4) are set out as follows:

Number of Common Shares
Common shares issued in private placements	3,610,000
Common shares issued to UEC to acquire royalties	12,000,000
Common shares issued to Mega to acquire royalty option and upon exercise of Option SW	2,104,167

11.3 Warrant Reserves

The following outlines the movements of the Company’s warrants and special warrants:

	Warrant Reserves
	Number of Warrants	Number of Special Warrants	Amount ($)
Balance, as at April 30, 2018	-	-	-
Special warrants issued at fair value of $1.50 per warrant	-	1,349,503	2,024,255
Balance, as at April 30, 2019	-	1,349,503	2,024,255
Special warrants issued at fair value of $1.50 per warrant	-	2,233,334	3,350,001
Special warrants issued to acquire royalties	-	1,354,167	2,031,251
Common shares issued upon exercise of special warrants		(3,203,670)	(4,805,506)
Initial public offering:
Listed warrants issued for cash (Note 11.1)	20,000,000	-	5,244,755
Listed warrants issued on automatic exercise of qualifying special warrants	1,733,334	(1,733,334)	(2,145,455)
Listed Warrants issued on exercise of Over-Allotment Option (Note 11.1)	861,000	-	215,250
Agents’ fees and issuance costs (Note 11.1)	-	-	(292,935)
Common share purchase warrants issued to settle other payable (Note 8)	500,000	-	195,089
Listed Warrants issued to acquire royalties (Note 7)	4,803,296	-	1,259,606
Balance, as at April 30, 2020	27,897,630	-	7,076,311

During the year ended April 30, 2020, all special warrants were exercised into common shares of the Company as follows:

a) Special warrants issued to Mega

On June 26, 2019, the Company issued 500,000 special warrants of the Company to Mega for gross proceeds of $750,000, at a price of $1.50 per special warrant. Each special warrant entitled the holder to acquire, for no additional consideration, one common share of the Company. Concurrently on June 26, 2019, the Company issued 1,354,167 Option SW to Mega upon exercising the Langer Heinrich Option (Note 7). On October 28, 2019, the Company issued 1,854,167 common shares as a result of the exercise of the special warrants issued to Mega on June 26, 2019 and the exercise of the Option SW.

b) Special warrants issued in a private placement in March 2019

On July 19, 2019, the Company issued 1,349,503 common shares as a result of the exercise of the special warrants issued on March 18, 2019.

18

Uranium Royalty Corp.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars unless otherwise stated)

11. Issued Capital (continued)

11.3 Warrant Reserves (continued)

c) Qualifying special warrants

On August 26, 2019 and October 10, 2019, the Company issued 1,333,334 and 400,000 qualifying special warrants of the Company to a fund affiliated to a former director of the Company for gross proceeds of $2,000,001 and $600,000, respectively, at a price of $1.50 per special warrant (Note 15.2). Each special warrant entitled the holder to acquire, on deemed exercise or exercise, units of the Company. Each unit is comprised of one common share of the Company and one common share purchase warrant entitling the holder to acquire an additional common share of the Company for a period of five years after the date of issuance.

Upon completion of the Company’s IPO on the Closing Date, the Company issued 1,733,334 Units of the Company, as a result of the automatic exercise of the qualifying special warrants issued on August 26, 2019 and October 10, 2019. On a relative fair value basis (Note 11.1), the fair value of the Units allocated to the common shares and the Listed Warrants was $2,145,455 and $454,546, respectively.

The weighted average exercise price of the common share purchase warrants issued during the year ended April 30, 2020 and as at April 30, 2020 is $1.99 per warrant.

Common share purchase warrants subject to certain hold periods are set out as follows:

Number of Warrants
Common share purchase warrants issued to settle other payable (Note 8)	500,000
Listed Warrants issued to acquire royalties (Note 7)	4,803,296

11.4 Escrow Agreements

In connection with the completion of the IPO, the Company entered into escrow agreements (the “Escrow Agreements”) with several directors and senior officers of the Company, Mega and UEC pursuant to the National Policy and the TSX-V Policy. The total number of common shares which are subject to escrow provisions as set out in the Escrow Agreements is 17,714,167 common shares. Such common shares will be released from escrow as follows:

a) 25% on December 11, 2019

b) 25% on June 11, 2020

c) 25% on December 11, 2020

d) 25% June 11, 2021

11.5 Lock-Up Agreement

In connection with the completion of the IPO, each of the Company’s directors and executive officers entered into lock-up agreements (the “Lock-Up Agreements”) with the Company, in which the directors and executive officers agreed not to sell or agree to sell or announce any intention to sell any common shares or securities exchangeable or convertible into common shares, other than common shares and the Listed Warrants purchased pursuant to the IPO, for a period of 180 days after December 6, 2019, subject to certain limited exceptions, without the prior written consent of Haywood Securities Inc., BMO Nesbitt Burns Inc. and TD Securities Inc., acting as the Co-Lead Agents. As of April 30, 2020, there are 1,470,000 common shares which are subject to transfer restrictions pursuant to the Lock-Up Agreements. The Lock-Up Agreements were expired on June 3, 2020.

19

Uranium Royalty Corp.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars unless otherwise stated)

11. Issued Capital (continued)

11.6 Long Term Incentive Plan

The Company has adopted the long term incentive plan (the “LTIP”) which provides that the Board of Directors may, from time to time, in its discretion, grant awards of restricted share units, performance share units, deferred share units, options and stock appreciation rights to directors, key employees and consultants. The LTIP is available to directors, key employees and consultants of the Company, as determined by the Board of Directors. The aggregate number of common shares issuable under the LTIP in respect of awards is equal to 15% of the common shares issued and outstanding.

So long as it may be required by the rules and policies of the TSX-V: (a) the total number of common shares issuable to any participant under the LTIP, at any time, together with common shares reserved for issuance to such participant under any other security-based compensation arrangements of the Company, shall not exceed 5% of the issued and outstanding common shares; (b) the total number of common shares issuable to insiders within any one-year period and at any given time under the LTIP, together with any other security-based compensation arrangement of the Company, shall not exceed 10% of the issued and outstanding common shares; and (c) the total number of common shares issuable to non-executive directors (excluding the Chair of the Board, if any) under the LTIP shall not exceed 3% of the issued and outstanding common shares.

The number of options to be granted, the exercise price(s) and the time(s) at which an option may be exercised shall be determined by the Board, in its sole discretion, provided that the exercise price of options shall not be lower than the exercise price permitted by the TSX-V, and further provided that the term of any option shall not exceed ten years. So long as it may be required by the rules and policies of the TSX-V: (a) options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued common shares in any twelve-month period to any one consultant or to persons conducting investor relations activities; and (b) the grant value of common shares issued or reserved for issuance pursuant to options granted under the LTIP to any one-non executive director (excluding the Chair of the Board, if any) plus the number of common shares that are reserved at that time for issue or are issuable to such non-executive director pursuant to any other security-based compensation agreement shall not exceed $100,000 in any fiscal year, calculated by the Company as of the grant date. All options granted under the LTIP to persons providing investor relations activities will vest and become exercisable over a period of not less than twelve months, with no more than one quarter of such options vesting and becoming exercisable in any three month period.

No share-based awards have been granted by the Company during the year ended April 30, 2020 and 2019.

12. Capital Risk Management

The Company’s objectives are to safeguard the Company’s ability to continue as a going concern in order to support the Company’s normal operating requirements and future acquisitions of royalties and royalty options, and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, debt, acquire or dispose of assets or adjust the amount of cash.

At April 30, 2020, the Company’s capital structure consists of the equity of the Company (Note 11). The Company is not subject to any externally imposed capital requirements. In order to maximize ongoing development efforts, the Company does not pay dividends.

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Uranium Royalty Corp.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars unless otherwise stated)

13. Financial Instruments

At April 30, 2020, the Company’s financial assets include cash and cash equivalents, restricted cash and short-term investments. The Company’s financial liabilities include accounts payable and accrued liabilities and government loan payable. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
●	Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The following table sets forth the fair value measurement hierarchy of the Company’s financial assets and liabilities. Those financial assets and liabilities are classified in their entirety based on the level of input that is significant to the fair value measurement. The carrying amounts of the Company’s financial assets and liabilities equal to their fair values at the end of the reporting period.

April 30, 2020	Level 1 ($)	Level 2 ($)	Level 3 ($)	Total ($)
Financial Assets
Cash and cash equivalents	11,837,162	-	-	11,837,162
Restricted cash	752,250	-	-	752,250
Short-term investments	30,456,461	-	-	30,456,461
Financial Liabilities
Government loan payable	-	40,000	-	40,000

April 30, 2019	Level 1 ($)	Level 2 ($)	Level 3 ($)	Total ($)
Financial Assets
Cash and cash equivalents	2,230,690	-	-	2,230,690
Short-term investments	28,508,793	-	-	28,508,793
Financial Liabilities
Other payable	-	669,400	-	669,400
Loan payable	-	13,742,443	-	13,742,443

13.1 Financial risk management objectives and polices

The financial risk arising from the Company’s operations are credit risk, liquidity risk, commodity price risk, interest rate risk, currency risk and other price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company’s ability to continue as a going concern. The risks associated with these financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

13.2 Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company’s bank balances. The Company mitigates credit risk associated with its bank balance by holding cash and cash equivalents and restricted cash with large, reputable financial institutions.

21

Uranium Royalty Corp.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars unless otherwise stated)

13. Financial Instruments (continued)

13.3 Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. The directors of the Company are of the opinion that, taking into account the Company’s current cash reserves, it has sufficient working capital for its present obligations for at least the next twelve months commencing from April 30, 2020. The Company’s working capital as at April 30, 2020 was $42,997,711. The Company’s accounts payable and accrued liabilities are expected to be realized or settled, respectively, within a one-year period.

13.4 Commodity price risk

The Company’s future profitability will be dependent on the royalty income to be received from mine operators. Royalties are based on a percentage of the minerals or the products produced, or revenue or profits generated from the property which is typically dependent on the prices of the minerals the property operators are able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand.

13.5 Interest rate risk

The Company’s exposure to interest rate risk arises from the impact of interest rates on its cash and guaranteed investment certificates, which bear interest at fixed or variable rates. The interest rate risks on the Company’s cash and cash equivalents and restricted cash balances are minimal.

13.6 Currency risk

Financial instruments that impact the Company’s net loss or other comprehensive income due to currency fluctuations include short-term investments denominated in UK pounds sterling and cash and cash equivalents and restricted cash denominated in U.S. dollars. The impact of a Canadian dollar change against UK pounds sterling on short-term investments by 10% at April 30, 2020 would have an impact, net of tax, of approximately $2,634,000 on other comprehensive income. The impact of a Canadian dollar change against U.S. dollars on cash and cash equivalents and restricted cash by 10% would have an impact of approximately $286,000 on net loss for the year ended April 30, 2020.

13.7 Other price risk

The Company is exposed to equity price risk as a result of holding investments in other mining companies. The Company does not actively trade these investments. The equity prices of these investments are impacted by various underlying factors including commodity prices. Based on the Company’s short-term investments held as at April 30, 2020, a 10% change in the equity prices of these investments would have an impact, net of tax, of approximately $2,634,000 on other comprehensive income.

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Uranium Royalty Corp.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars unless otherwise stated)

14. Income Tax

The Company had no assessable profit for the years ended April 30, 2020 and 2019. A reconciliation of the provision for income taxes computed at the combined Canadian federal and provincial statutory rate to the provision for income taxes as shown in the statements of comprehensive loss for the years ended April 30, 2020 and 2019 is as follows:

	For the year ended April 30,
	2020 ($)	2019 ($)
Net loss for the year	2,829,485	4,069,925
Statutory rate	27.00%	27.00%
Recovery of income taxes at statutory rates	763,961	1,098,880
Non-deductible permanent differences	17,510	128,497
Change in unrecognized deferred income tax assets	(623,507)	(977,019)
Other	(29,837)	-
Tax recovery for the year	128,127	250,358

The significant component of the Company’s deferred tax assets and liabilities recognized are as follows:

	As at April 30, 2020 ($)	As at April 30, 2019 ($)
Deferred tax liabilities:
Excess of accounting value of short-term investments over tax value	(530,089)	(401,963)
Deferred tax assets:
Non-capital losses and capital losses for carry-forward	530,089	401,963
	-	-

The temporary differences for which deferred income tax assets are not recognized are as follows:

	As at April 30, 2020 ($)	As at April 30, 2019 ($)
Non-capital loss carry-forward	5,818,002	2,303,405
Financing costs	1,906,148	1,786,471
Unrecognized deferred income tax assets	7,724,150	4,089,876

The deferred tax assets have not been recognized in the consolidated financial statements, as management does not consider it more likely than not those assets will be realized in the near future. The Company has non-capital losses which may be carried-forward to reduce taxable income in future years. The non-capital losses of $320,817, $3,281,631 and $4,215,592 in Canada will expire on April 30, 2038, 2039 and 2040 respectively.

23

Uranium Royalty Corp.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars unless otherwise stated)

15. Related Party Transactions

15.1 Related Party Transactions

During the year ended April 30, 2020, the Company incurred $14,892 (2019: $Nil) in general and administrative expenses related to website design and website hosting services provided by a company controlled by a direct family member of the Chairman. The amount payable to such related party of $1,319 (April 30, 2019: $Nil) is included in accounts payable and accrued liabilities as at April 30, 2020.

Related party transactions are based on the amounts agreed to by the parties. During the years ended April 30, 2020 and 2019, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties other than as described herein and in Note 7.

15.2 Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity. The remuneration of directors and key management, for the years ended April 30, 2020 and 2019, comprised of:

	For the year ended April 30,
	2020	2019
	($)	($)
Scott Melbye - Chief Executive Officer (1)	99,778	-
Scott Melbye - Former Chairman (2)	59,904	66,480
Philip Williams - Former Chief Executive Officer (3)	157,494	176,875
Josephine Man - Chief Financial Officer (4)	133,015	70,000
Amir Adnani - Chairman (5)	46,500	-
Lady Barbara Judge CBE - Director (6)	10,000	-
David Neuburger - Director (7)	10,000	-
Vina Patel - Director (8)	10,000	-
Total	526,691	313,355

(1)	Management fee of $99,778 (2019: $Nil) for the year ended April 30, 2020 represented salaries and other expenses incurred for services provided by a company controlled by Scott Melbye, who is the President, Chief Executive Officer and a director of the Company. The amount payable to a company controlled by Scott Melbye of $302 (April 30, 2019: $Nil) is included in accounts payable and accrued liabilities as at April 30, 2020.

(2)	Chair fee of $59,904 (2019: $66,480) for the year ended April 30, 2020 was charged by a company controlled by Scott Melbye, in his capacity at such time as the Chairman and as a member of the Company’s Advisory Committee.

(3)	Management fee of $157,494 (2019: $176,875) for the year ended April 30, 2020 represented salaries and other expenses incurred for services provided by a company controlled by Philip Williams, who was the President, Chief Executive Officer and a director of the Company until October 2019. The amount payable to a company controlled by Philip Williams of $102,896 (April 30, 2019: $65,375) is included in accounts payable and accrued liabilities as at April 30, 2020.

(4)	Management fee of $133,015 (2019: $70,000) for the year ended April 30, 2020 represented salaries and other expenses for services provided by a company controlled by Josephine Man, the Company’s Chief Financial Officer. The amount payable to a company controlled by Josephine Man of $6,327 (April 30, 2019: $Nil) is included in accounts payable and accrued liabilities as at April 30, 2020.

24

Uranium Royalty Corp.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars unless otherwise stated)

15. Related Party Transactions

15.2 Transactions with Key Management Personnel (continued)

(5)	Chair fee of $46,500 (2019: $Nil) for the year ended April 30, 2020 was charged by a company controlled by Amir Adnani, the Chairman of the Company. The amount of director’s fee prepaid to a company controlled by Amir Adnani of $3,500 (2019: $Nil) is included in prepaids and other receivables. The prepaid director’s fee is unsecured, interest-free and was fully settled subsequent to year end.

(6)	Director’s fee of $10,000 (2019: $Nil) for the year ended April 30, 2020 was incurred for services provided by Lady Barbara Judge CBE, a director of the Company. The amount payable to Lady Barbara Judge CBE of $10,000 (April 30, 2019: $Nil) is included in accounts payable and accrued liabilities as at April 30, 2020.

(7)	Director’s fee of $10,000 (2019: $Nil) for the year ended April 30, 2020 was incurred for services provided by David Neuburger, a director of the Company. The amount payable to David Neuburger of $10,000 (April 30, 2019: $Nil) is included in accounts payable and accrued liabilities as at April 30, 2020.

(8)	Director’s fee of $10,000 (2019: $Nil) for the year ended April 30, 2020 was incurred for services provided by Vina Patel, a director of the Company. The amount payable to Vina Patel of $10,000 (April 30, 2019: $Nil) is included in accounts payable and accrued liabilities as at April 30, 2020.

During the year ended April 30, 2020, the Company issued 1,733,334 (2019: Nil) qualifying special warrants for gross proceeds of $2,600,001, to a fund affiliated to a person who was a former director of the Company. Such former director had resigned from the board of directors of the Company prior to such issuances (Note 11.3).

16. Operating Segments

The Company conducts its business as a single operating segment, being the acquiring and assembling a portfolio of royalties and investing in companies with direct exposure to uranium. Except for the short-term investments in Yellow Cake which is located in the United Kingdom, the royalties on uranium projects located in the United States and Namibia, substantially all of the Company’s assets and liabilities are held within Canada.

17. Commitments

The Company has no material commitments other than those disclosed in Note 7.

18. Subsequent Events

There were no material subsequent events after April 30, 2020 other than those disclosed in Notes 5 and 11.5.

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